Exhibit No. 12(a)

PROGRESS ENERGY, INC.
Computation of Ratio of Earnings to Fixed Charges
For the Years Ended December 31

(dollars in millions)	2008	2007	2006	2005	2004
EARNINGS, AS DEFINED:
Income from continuing operations before minority interest	$778	$702	$567	$527	$552
Fixed charges, as below	698	625	652	607	588
Preferred dividend requirements	(7)	(7)	(7)	(6)	(7)
Minority interest	(5)	(9)	(16)	(4)	–
Income taxes, as below	390	329	334	293	333
Total earnings, as defined	$1,854	$1,640	$1,530	$1,417	$1,466

FIXED CHARGES, AS DEFINED:
Interest on long-term debt	$618	$553	$619	$565	$526
Other interest	61	52	12	23	43
Imputed interest factor in rentals – charged
principally to operating expenses	12	13	14	13	12
Preferred dividend requirements of subsidiaries	7	7	7	6	7
Total fixed charges, as defined	$698	$625	$652	$607	$588

INCOME TAXES:
Income tax expense (benefit)	$395	$334	$339	$298	$338
Included in AFUDC – deferred taxes in
book depreciation	(5)	(5)	(5)	(5)	(5)
Total income taxes	$390	$329	$334	$293	$333

Ratio of Earnings to Fixed Charges	2.66	2.62	2.35	2.33	2.49